Robert M. Schmidt T +1 617 951 7831 F +1 617 235 9425 Robert.schmidt@ropesgray.com

September 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 112 to the Trust’s Registration Statement on Form N-1A under the Securities Act and Amendment No. 114 to the Trust’s Registration Statement on Form N-1A under the 1940 Act.

The Amendment is being submitted in connection with the Trust’s registration of Class R6, Class P and Institutional Class shares of each of AllianzGI PerformanceFee Managed Futures Strategy Fund, AllianzGI PerformanceFee Structured US Fixed Income Fund and AllianzGI PerformanceFee Structured US Equity Fund (together, the “Funds”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class R6, Class P and Institutional Class shares of the Funds; and

2.	The Statement of Additional Information of the Trust.

The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions concerning this filing to me at 617-951-7831.

Sincerely,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Elizabeth Martin, Esq.